SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Empire State Realty OP, L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Series ES operating partnership units	292102100
Series 60 operating partnership units	292102209
Series 250 operating partnership units	292102308
Series PR operating partnership units	—
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

Executive Vice President and General Counsel

Empire State Realty Trust, Inc.

111 West 33rd Street, 12th Floor

New York, NY 10120

(212) 687-8700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Yoel Kranz

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 813-8800

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$203,550,000.00	$24,670.26

(1)

Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The valuation is calculated based on the product of multiplying (a) 15,000,000, the number of operating partnership units of Empire State Realty OP, L.P. proposed to be exchanged, by (b) $13.57, which is the average of the high and low price for the Class A common stock of Empire State Realty Trust, Inc. (“ESRT”) on the New York Stock Exchange on August 27, 2019. Holders of operating partnership units may elect to have their units redeemed for cash equal to the value of the ESRT Class A common stock or, at the election of ESRT, for shares of ESRT Class A common stock.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Tender Offer Statement”) relates to an offer (the “Exchange Offer”) by Empire State Realty OP, L.P., a Delaware limited partnership (the “Company”), to acquire up to 15,000,000 operating partnership units on a pro rata basis from all tendering holders of (i) Series ES operating partnership units (“Series ES OP Units”), (ii) Series 60 operating partnership units (“Series 60 OP Units”), (iii) Series 250 operating partnership units (“Series 250 OP Units”), and (iv) Series PR operating partnership units (“Series PR OP Units” and, together with Series ES OP Units, Series 60 OP Units and Series 250 OP Units, the “OP Units”), pursuant to the terms and subject to the conditions described in the offer to exchange, dated September 4, 2019 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) hereto and the related letter of transmittal for each series of OP Units (collectively, the “Letters of Transmittal”), filed as Exhibits (a)(1)(B)(i), (a)(1)(B)(ii), (a)(1)(B)(iii) and (a)(1)(B)(iv) hereto.

This Tender Offer Statement is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Exchange and the related Letters of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange is incorporated by reference herein.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the address and telephone number of its principal executive offices are as follows:

Empire State Realty OP, L.P.

111 West 33rd Street, 12th Floor

New York, NY 10120

(212) 687-8700

(b) Securities. The information set forth on the front cover page and under the section of the Offer to Exchange entitled “Summary Term Sheet” is incorporated by reference herein.

(c) Trading Market and Price. The information with respect to the OP Units is set forth in the Offer to Exchange under the heading “Market Price of and Distributions on the OP Units” and is incorporated by reference herein.

Item 3.	Identity and Background of Filing Person.

The filing person is the Company. The business address and telephone number of the Company is set forth under Item 2(a) above and incorporated by reference herein.

Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of the Company’s general partner:

Name	Position
Anthony E. Malkin	Chairman of our Board of Directors and Chief Executive Officer
William H. Berkman	Director
Leslie D. Biddle	Director
Thomas J. DeRosa	Director
Steven J. Gilbert	Director
S. Michael Giliberto	Director
James D. Robinson IV	Director
John B. Kessler	President and Chief Operating Officer
Thomas P. Durels	Executive Vice President, Real Estate
Thomas N. Keltner, Jr.	Executive Vice President, General Counsel and Secretary

The business address and telephone number of each of the above directors and executive officers is c/o Empire State Realty Trust, Inc., 111 West 33rd Street, 12th Floor, New York, NY 10120, telephone number (212) 687-8700.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange under the headings “Summary Term Sheet,” “Questions and Answers About the Exchange Offer,” “The Exchange Offer,” “Certain U.S. Federal Income Tax Considerations,” “Comparison of Rights Between the OP Units and the Series 2019 Preferred Units,” “Description of the Partnership Agreement” and “Description of ESRT Common Stock” is incorporated by reference herein.

(b) Purchases. Certain OP Units that are the subject of the Exchange Offer are owned by officers, directors or affiliates of the Company. None of our directors or officers or their affiliates have indicated an intent to tender. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” and “Description of the Partnership Agreement” is incorporated by reference herein.

In addition, the information set forth under the heading “Compensation Discussion and Analysis,” “Compensation of Directors” and “Certain Relationships and Related Transactions” in Empire State Realty Trust, Inc.’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2019, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the heading “Questions and Answers about the Exchange Offer—What is the purpose of the Exchange Offer?” is incorporated by reference herein.

(b) Use of Securities Acquired. The OP Units acquired in the Exchange Offer will be cancelled. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Tender of OP Units; Acceptance of OP Units” is incorporated by reference herein.

(c) Plans. Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Source and Amount of Funds” is incorporated by reference herein.

(b) Conditions. The Exchange Offer is not conditioned upon the Company’s receipt of financing.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

(b) Securities Transactions. The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Other Terms; General” is incorporated by reference herein.

Item 10.	Financial Statements.

(a) Financial Information

(1)

The consolidated financial statements and other information set forth under Part IV, Item 15 of the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2018 and December 31, 2017 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(2)

The consolidated financial statements and other information set forth under Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019 are incorporated by reference herein and can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(3)	At June 30, 2019, the book value per OP Unit of the Company was $6.36.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Offer to Exchange under the heading “Interests of Directors and Officers” is incorporated by reference herein. In addition, the information set forth under the heading “Compensation Discussion and Analysis,” “Compensation of Directors” and “Certain Relationships and Related Transactions” in ESRT’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 4, 2019, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under the heading “The Exchange Offer—Certain Legal and Regulatory Matters” is incorporated by reference herein.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange, dated September 4, 2019.

(a)(1)(B)(i)	Letter of Transmittal for holders of Series ES OP Units, dated September 4, 2019.

(a)(1)(B)(ii)	Letter of Transmittal for holders of Series 60 OP Units, dated September 4, 2019.

(a)(1)(B)(iii)	Letter of Transmittal for holders of Series 250 OP Units, dated September 4, 2019.

(a)(1)(B)(iv)	Letter of Transmittal for holders of Series PR OP Units, dated September 4, 2019.

(a)(1)(C)	Form of Letter to Brokers, Dealers and Other Nominees.

Exhibit No.	Description

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(E)	Form of Cover Letter to Beneficial Holders of OP Units.

(a)(1)(F)	Form of Document Package Guide.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release of Empire State Realty Trust, Inc., dated September 4, 2019.

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated October 1, 2013, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(2)	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Empire State Realty OP, L.P., dated August 26, 2014, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on August 26, 2014.

(d)(3)	Note Purchase Agreement, dated March 27, 2015, among Empire State Realty OP, L.P., Empire State Realty Trust, Inc. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on March 30, 2015.

(d)(4)	Amended and Restated Credit Agreement dated August 29, 2017 among Empire State Realty OP, L.P., as borrower, Empire State Realty Trust, Inc., Bank of America, N.A., as administrative agent, and the lenders and L/C issuers party hereto, Wells Fargo Bank, National Association and Capital One, National Association, as co-syndication agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as joint bookrunners and the other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with SEC on September 05, 2017.

(d)(5)	Note Purchase Agreement, dated December 13, 2017, among Empire State Realty OP, L.P., Empire State Realty Trust, Inc. and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed with the SEC on December 14, 2017.

(d)(6)	First Amended and Restated Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2013 Equity Incentive Plan (as amended and restated as of April 4, 2016), incorporated by reference to Exhibit 10.10 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(7)	Form of Restricted Stock Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(8)	Form of Restricted Stock Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(9)	Form of LTIP Agreement (Performance-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(10)	Form of LTIP Agreement (Time-Based), incorporated by reference to Exhibit 10.11 to the Registrant’s Form 10-K filed with the SEC on March 24, 2014.

(d)(11)	Empire State Realty Trust, Inc. Empire State Realty OP, L.P. 2019 Equity Incentive Plan, incorporated by reference to Exhibit A to the Company’s Definitive Proxy Statement filed with the SEC on April 4, 2019.

Exhibit No.	Description

(d)(12)	Form of Restricted Stock Agreement (Time Based), incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(13)	Form of LTIP Agreement (Performance- Based), incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(14)	Form of LTIP Agreement (Time-Based), incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-8 (Registration No. 333-231544), filed with the SEC on May 16, 2019.

(d)(15)	Tax Protection Agreement among Empire State Realty Trust, Inc., Empire State Realty OP, L.P., and the parties named therein, dated October 7, 2013, incorporated by reference to Exhibit 10.3 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(16)	Indemnification Agreement among Empire State Realty Trust, Inc. and Peter L. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(17)	Indemnification Agreement among Empire State Realty Trust, Inc. and Anthony E. Malkin, dated October 7, 2013, incorporated by reference to Exhibit 10.5 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(18)	Indemnification Agreement among Empire State Realty Trust, Inc. and David A. Karp, dated October 7, 2013, incorporated by reference to Exhibit 10.6 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(19)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas P. Durels, dated October 7, 2013, incorporated by reference to Exhibit 10.7 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(20)	Indemnification Agreement among Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated October 7, 2013, incorporated by reference to Exhibit 10.8 to the Registrant’s Form 10-Q filed with the SEC on November 12, 2013.

(d)(21)	Indemnification Agreement among Empire State Realty Trust, Inc. and John B. Kessler, dated February 1, 2015, incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K filed with the SEC on February 27, 2015.

(d)(22)	Form of Empire State Realty Trust, Inc. Independent Director Indemnification Agreement, incorporated by reference to Exhibit 10.22 to the Registrant’s Form 10-K filed with the SEC on February 28, 2018.

(d)(23)	Amended and Restated Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin, dated April 5, 2016, incorporated by reference to Exhibit 10.32 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(24)	First Amendment, dated as of October 5, 2018, to the Amended and Restated Employment Agreement between Empire State Realty Trust, Inc. and Anthony E. Malkin, dated April 5, 2016, incorporated by reference to Exhibit 10.45 to the Registrant’s Form 10-Q filed with SEC on November 6, 2018.

(d)(25)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and David A. Karp, dated April 5, 2016, incorporated by reference to Exhibit 10.33 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(26)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas N. Keltner, Jr., dated April 5, 2016, incorporated by reference to Exhibit 10.34 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

Exhibit No.	Description

(d)(27)	Amended and Restated Change in Control Severance Agreement between Empire State Realty Trust, Inc. and Thomas P. Durels, dated April 5, 2016, incorporated by reference to Exhibit 10.35 to the Registrant’s Form 10-Q filed with the SEC on May 5, 2016.

(d)(28)	Change in Control Severance Agreement between Empire State Realty Trust, Inc. and John B. Kessler, dated February 1, 2015, incorporated by reference to Exhibit 10.36 to the Registrant’s Form 10-K filed with the SEC on February 27, 2015.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE STATE REALTY OP, L.P.

	By:	Empire State Realty Trust, Inc., as general partner

Date: September 4, 2019	By:	/s/ Thomas N. Keltner, Jr.
	Name:	Thomas N. Keltner, Jr.
	Title:	Executive Vice President and General Counsel